Enertopia Corp.
#950 – 1130 West Pender Street
Vancouver, British Columbia
Canada V6E 4A4
Telephone: (604) 602-1675

April 16, 2015

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	John Reynolds,
Assistant Director

Dear Sirs:

Re:	Enertopia Corp. (“we”, “us”, “our”, the “Company”)
Form 10-K for the Fiscal Year Ended August 31, 2014
File No. 000-51866
Filed December 1, 2014

We write in response to your letter of April 7, 2015 regarding the above referenced annual report. For your ease of reference, our responses to your comments are numbered in a corresponding manner:

The Green Canvas Joint Venture, page 23

1.  As the disclosure on page 28 indicates that the Green Canvas joint venture will terminate on February 28, 2015, please tell us the current status of that joint venture.

Response:                  As at April 13, 2015 the Green Canvas joint venture has expired on its own terms. We are currently in discussions with The Green Canvas regarding the potential renewal of the joint venture agreement and continuation of the joint venture; however, no agreement has been reached. No formal steps have been taken to unwind the joint-venture as at the date of this response, and we have not withdrawn our ongoing medical marijuana license application.

2.  Please direct us to the provision(s) in the Green Canvas joint venture agreement that give(s) you the option to extend your participation in the joint venture beyond the anniversary date, as disclosed on page 24 of the Form 10-K.

Response:                The disclosure on page 24 of the Form 10-K states that: “we may nevertheless seek to extend our participation in the joint venture beyond the anniversary date…”. The language in question is a general statement of our intention and does not state or imply that the joint venture agreement contains an option to extend the joint venture beyond the anniversary date.

Item 1A,	Risk Factors, page 28

Risks Associated with Our Business, page 27

3.  You state on page 30 that either you or Green Canvas may terminate the joint venture agreement if no MMJ production license from Health Canada is received by the anniversary date. However, Section 5(g)(iii) of the agreement provides that the agreement “shall terminate” if the license is not granted by the anniversary date. Please clarify.

Response:	The cited disclosure is incorrect. We propose to include the amended disclosure in our next current report filing.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 44

Liquidity and Financial Condition, page 46

4.

Please disclose and quantify the known liquidity requirements or uncertainties under the recent joint venture agreements or relating medical marijuana business activities that are reasonably likely to materially affect your liquidity. Please disclose and quantify anticipated share issuance under the agreements. Please disclose and quantify the impact of these activities on your financial and liquidity to date.

Response:	We would propose to amend our Plan of Operation and disclosure regarding liquidity and financial conditions with the following:

Plan of Operation

During the next twelve month period (beginning September 1, 2014), we intend to:

  continue to support and further the progress of the medical marihuana production license applications for our joint ventures with The Green Canvas and Lexaria;
  identify and secure sources of equity and/or debt financing for our medical marihuana joint venture projects;
  identify and secure sources of equity and/or debt financing for our prospective drilling project with Downhole Energy LLC;
  continue to identify and evaluate business opportunities in the marihuana production industry in Canada.

We anticipate that we will incur the following operating expenses during this period:

Estimated Funding Required During the 12 Months beginning June 1, 2014
Expense	Amount ($)
Research and Development	100,000

Development of The Green Canvas Joint Venture (facility planning and development, management consulting fees, contingency)	450,000
The Green Canvas Joint Venture anniversary payment (subject to award of MMPR production license)	250,000
Development of Lexaria Joint Venture (MMPR application support, development and construction of Burlington, Ontario facility, lease payments, staff requirements, computer and office equipment)	1,500,000
Management Consulting Fees	450,000
Professional fees	80,000
Rent	35,000
Other general administrative expenses	100,000
Total	$ 2,965,000

12 Month Outlook for The Green Canvas Ltd. Joint Venture

Our joint venture with The Green Canvas Ltd. submitted its-application to Health Canada for a medical marihuana production license in July 2014. The application is in the preliminary screening phase during which any deficiencies in the application cited by Health Canada must be corrected before the application proceeds to advanced screening and security clearance. When preliminary screening, enhanced screening and security clearance are concluded, the application review process will begin, followed by pre-license inspection if the application is successful. We are unable at this time to meaningfully anticipate or predict a timeline for review, approval and processing of our application by Health Canada.

We have satisfied our cash and equity obligations to the joint venture until February 28, 2015, earning a 49% interest in the joint venture. If a production license is obtained by February 28, 2015, we will be responsible to pay to the GCL $250,000 and 3,000,000 common shares by February 28, 2015 in consideration of an additional 2% interest in the joint venture. We are also responsible to pay consulting fees of $180,000 per year ($15,000 per month) during the first year of the GCL joint venture from February 28, 2014 to February 28, 2015. Finally, we are committed to pay a 49% share of any expenses incurred by the joint venture, subject to the possible termination of the joint venture (at our option) for failure to obtain a production license by February 28, 2015.

During the 12 months beginning September 1, 2015, it is anticipated that the joint venture will:

  attend to its ongoing license application with Heath Canada (no anticipated costs to Enertopia);
  in light of upgraded Health Canada security requirements issued in July, 2014, prepare a new preliminary design and budget for renovation of the planned production facility (estimated cost to Enertopia $5,000);
  if the joint venture is continued after February 28, 2015, and further subject to receipt of Ready to Build letter, finalize design and execute renovation of planned production facility (estimated cost to Enertopia $240,000);
  pay consulting fees of $135,000 through February 28, 2015 (cost to Enertopia $135,000).

We have sufficient cash on hand to satisfy our obligations to The Green Canvas joint venture and have allocated $700,000 for the 12 month period beginning June 1, 2014 which amount includes $250,000 (annual payment); $250,000 (planning, design, and construction), $135,000 (management consulting fees) and $65,000 (contingency).

If the joint venture does not obtain a production license from Health Canada by the February 28, 2015 deadline, we may terminate the joint venture without further obligation to our company. If the license is not obtained, we may nevertheless seek to extend our participation in the joint venture beyond the anniversary date if we determine that (i) sufficient progress has been made to merit additional investment, and (ii) we have access to adequate financing to satisfy our annual payments under the joint venture, in additional to any other capital requirements which may emerge during the licensing process.

12 Month Outlook for Lexaria Joint Venture

On May 28, 2014, our company and Lexaria entered into a definitive agreement to develop a joint business for the production, manufacture, propagation, import/export, testing, research and development of marijuana in the Province of Ontario under the MMPR, Pursuant to the Agreement, ownership, revenues, and liability related to the the Joint Venture is 51% to Enertopia and 49% to Lexaria. Expenses incurred by the joint venture shall be allocated 45% to Enertopia and 55% to Lexaria. Enertopia shall be responsible for management of the joint venture for as long as it maintains majority ownership.

Since May 28, 2014, to date, Lexaria and Enertopia have contributed $55,000 and $45,000 to the joint venture, respectively. The Lexaria joint venture has identified a production location in Burlington, Ontario, secured a lease to the facility and received municipal zoning approval for the proposed site in July, 2014. The joint venture`s license application to Health Canada under the MMPR was submitted in July, 2014 and is currently in the preliminary screening stage. We currently lease 20,000 square feet of the planned facility space and may terminate the lease with 90 days notice to the landlord if our Health Canada application is refused for any reasons. The lease is payable in shares of our common stock under January, 2015. If we do not receive a ready to build letter from Health Canada by January 22, 2015, we will have no further obligations under the lease agreement. Alternately, the joint venture may continue under the lease agreement and the applicable rent shall be payable in cash or in shares at the discretion of the lessor. The applicable lease payments are $8.25 per square foot of occupied space per year.

During the 12 months beginning September 1, 2014 we anticipate that the joint venture will undertake the following activities and expenses:

  subject to receipt of a ready-to-build letter from Health Canada, engage an architect to design the production facility;
  subject to receipt of a ready-to-build letter from Health Canada and completion of design, commence construction of the Burlington production facility (cost to Enertopia $1,350); and
  extend lease agreement for Burlington facility. At the discretion of the landlord, this may require monthly cash lease payments of $13,750 beginning January 22, 2015 (cost to Enertopia of $6,187.50 per month).

We are currently unable to provide a meaningful time estimate for completion of license application and construction milestone. We estimate that design and construction of the proposed facility will take approximately 6 to 9 months from the time we obtain a ready-to-build letter. Our joint may be terminated by Lexaria in the event that we do not fulfill our contractually mandated financial obligations in respect of the joint venture. The joint venture will also terminative automatically if the joint venture does not receive a medical marihuana production license from Health Canada by January 22, 2016.

As at the date of this registration statement, we do not have sufficient cash on hand to finance our entire potential and estimated $1,500,000 cash obligation to the Lexaria joint venture for the 12 months beginning September 1, 2014. In the uncertain event that all of our anticipated financial obligations to the joint venture become due, we will be required to seek additional debt or equity financing. As at the date of this registration statement we have no financing arrangements in place.

Item 5.	Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 36

5.	Please provide the information required by item 201 (a)(1)(iv) of Regulation S-K.

Response:	Please clarify your comment. Our Company is a Nevada corporation and our securities are principally quoted and traded in the United States.

Exhibits

6.	Please include the joint venture agreements with Lexaria and Green Canvas as material contracts or explain why you have not. See Item 601(b)(10) of Regulation S-K.

Response:	We propose to include the joint venture agreements in our next periodic report filing.

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

ENERTOPIA CORP.

Per:	/s/ Robert McAllister
Robert McAllister
Chief Executive Officer